United States

Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or persons filing (collectively, the “Filer”):	Computershare Trust Company of Canada

B.	(1)	This is

	☒	an original filing for the Filers

	☐	an amended filing for the Filers

C.	Identify the filing in conjunction with which this Form is being filed:

	Names of registrants:	Bell Canada and BCE Inc.

	Form type:	F-10

	File number (if known):	333-223660

	Filed by:	Bell Canada and BCE Inc.

	Date Filed (if filed concurrently, so indicate):	March 14, 2018 (concurrently with Form F-10)

D.	The Filer is incorporated or organized under the laws of Canada. The Filer has its principal place of business at 1500 Robert-Bourassa Boulevard, Suite 700, Montreal, Quebec, Canada H3A 3S8; phone number: 514-982-7538.

E.

(1) The Filer designates and appoints Computershare Trust Company, NA (“Agent”) attention: Corporate Trust and Escrow, located at 8742, Lucent Boulevard, Suite 225, Highlands Ranch, CO 80129 (phone number: 303-262-0797) as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) Any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b) Any civil suit or action brought against such Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on March 14, 2018 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date BCE Inc. has ceased reporting under the Securities Exchange Act of 1934. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada, this 14th day of March, 2018.

Filer: Computershare Trust Company of Canada

By:	/s/ Nathalie Gagnon
Name:	Nathalie Gagnon
Title:	Corporate Trust Officer

By:	/s/ Ana Kamami
Name:	Ana Kamami
Title:	Associate Trust Officer

This statement has been signed by the following person in the capacity and on the date indicated.

Computershare Trust Company, NA

as Agent for Service of Process

By:	/s/ Rose Stroud
Name:	Rose Stroud
Title:	Trust Officer
Date:	March 14, 2018